SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12b-25/A

                                                  Commission File Number 0-22337

                           NOTIFICATION OF LATE FILING

      (Check One):    |_| Form 10-K  |_| Form 11-K  |_| Form 20-F  |X| Form 10-Q
                      |_| Form N SAR

                 For Period Ended:          June 30, 2004
                                   _____________________________________________

      |_| Transition Report on Form 10-K     |_| Transition Report on Form 10-Q
      |_| Transition Report on Form 20-F     |_| Transition Report on Form N-SAR
      |_| Transition Report on Form 11-K

                For the Transition Period Ended:________________________________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
________________________________________________________________________________
________________________________________________________________________________

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant   Textainer Equipment Income Fund VI, L.P.
                      __________________________________________________________
Former name if applicable_______________________________________________________

Address of principal executive office (Street and number)

650 California Street, 16th Floor
________________________________________________________________________________
City, state and zip code San Francisco, California, 94108
                         _______________________________________________________

                                     PART II
                             RULE 12b-25 (b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate.)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|_| (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)


The Registrant amends its Notification of Late Filing on Form 12b-25 filed on August 16, 2004, to state that it is unable to file its 10-Q report for the quarter ended June 30, 2004 in the allotted extension of time. The reason for the delay is that the Registrant has not resolved the issue related to a condition requested by the prospective purchaser, which would impact the evaluation of the containers' recoverable value. Until this issue is resolved, the Registrant is unable to reasonably estimate the containers' recoverable value. The Registrant expects this issue to be resolved shortly.

                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

      Ernest J. Furtado                      (415) 434-0551
________________________________________________________________________________
           (Name)                        (Area Code)(Telephone Number)


     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify reports(s).

                                                                  |X| Yes |_| No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  |X| Yes |_| No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant is unable to accurately estimate the recoverable value of its containers based on the current status of negotiations to sell the Registrant's remaining container fleet. The Registrant believes that a reasonable estimate of the containers' recoverable value cannot be made until certain issues related to the sale of the remaining container fleet are resolved. Depending on the resolution of these issues, the Registrant may record a write down expense for its containers to record an impairment in the value of certain containers which could have a material adverse effect on operating results.

                     Textainer Equipment Income Fund VI, L.P.
________________________________________________________________________________

                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:       August 20, 2004              By: /s/ Ernest J. Furtado
        ________________________             ___________________________________
                                             Ernest J. Furtado
                                             Chief Financial Officer, Senior
                                             Vice President and Secretary of
                                             Textainer Capital Corporation
                                             The Managing General Partner of the
                                             Registrant